
December 10, 2012

Via E-mail
Cliff Blake
Chief Executive Officer
First Rate Staffing Corporation
2775 West Thomas Road
Suite 107
Phoenix, AZ 85018

>   **Re: First Rate Staffing Corporation**
>   **Form 8-K**
>   **Filed November 13, 2012**
>   **File No. 000-54427**

Dear Mr. Blake:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Disclose any material relationships that existed between and among the company, your former principal stockholders, and the stockholders of First Rate Nevada or First Rate California prior to the time of the reverse acquisition. Refer to Item 2.01(c) and (d) of Form 8-K. Revise your disclosure to explain how the parties were introduced and the reasons they decided to proceed with the transaction and this particular structure. Identify any third parties that played a material role in arranging or facilitating the transactions and disclose the benefits they received for their roles. Identify any promoters as required by Item 404(c) of Regulation S-K.

Item 2.01 Completion of Acquisition or Disposition of Assets

2. We refer to your discussion of the mergers completed between First Rate Staffing Corporation, First Rate Staffing, LLC, and First Rate Staffing, Inc. You state that the mergers took place separately, but were concurrently completed on November 13, 2012. Please tell us how you intend to account for the mergers between the companies.

Business, page 2

3. Please revise to clearly disclose if you consider your combined organization after the mergers completed on November 13, 2012 as: 1) a temporary staffing services company; 2) a Professional Employer Organization; or 3) as a placement agency.

4. Please revise your disclosure to indicate the portion of your historic revenues attributable to each product and service offering (including, but not limited to recruiting, human resources services, worker's compensation services and risk management services). We note, for example, your disclosure on page 18 that clients receive your risk management services at no cost. Separately, you should clearly identify future or planned product and service offerings and provide the status of development of such offerings. We note, for example, your reference on page 29 to starting an accounts receivable factoring business.

5. Please discuss the federal and state laws and regulations that apply to your operations and your compliance with those laws and regulations.

Services, page 2

6. Please revise your disclosure to address whether there are any conditions or limitations on the "guarantee" you provide to your clients. Your revised disclosure should also indicate the number of refunds you have paid clients in the last fiscal year.

Strategic Partners and Supplies, page 3

7. We note your statement that you believe that strategic partnerships will be a "major component" of your operating strategy. Please clarify the nature of these anticipated strategic partnerships, including the type of individual or entity with whom you would enter into these agreements and how they would be used in your operations.

Risk Management Program, page 3

8. Please provide the basis for your assertion that your risk management and safety program is "industry-leading."

<u>Strategic Partners and Suppliers, page 4</u>

9. This disclosure appears to be identical to the disclosure on page 3. Please remove the duplicative disclosure.

<u>Revenues, page 5</u>

10. Please balance the disclosure of your revenues with disclosure of your net losses.

<u>Management's Discussion and Analysis of Financial Condition…, page 6</u>

11. Please revise your Management's Discussion and Analysis to prominently state that your independent auditors have expressed substantial doubt as to your ability to continue as a going concern and explain what that means.

<u>Pricing, page 7</u>

12. We note your statement that your pricing is dependent on several variables and that you typically charge clients by marking up the pay of employees or "through other bill rates." Please expand your disclosure to more clearly address the manner in which you charge for your services. For example, clarify the types of "other bill rates" you charge.

<u>Alternative Financial Planning, page 7</u>

13. We note your statement that if you are not able to successfully raise money as needed through a private placement or other securities offering, your ability to expand and implement your longer term business plan will be "severely jeopardized." Please expand your disclosure to quantify the funding needed to expand and implement your business plan and strategy and clarify your reference to "longer term."

<u>Capital Resources, page 7</u>

14. We note your statement that you intend to fund your own accounts receivable factoring company and operate your own worker's compensation captive unit. Please expand your disclosure to address when you anticipate expanding your operations to include these services and clarify how they would impact your current business operations. Identify any material costs or regulatory obligations you would incur as a result of operating an accounts receivable factoring company or worker's compensation captive unit.

15. Please discuss the extent to which you have relied on financing from related parties.

16. Please provide a discussion of your ability to meet both your short-term and long-term liquidity needs. We consider "long-term" to be the period in excess of the next twelve months. Please note that we consider "long-term" to be the period in excess of the next twelve months. See Section III.C. of Release no. 34-26831 and footnote 43 of Release no.

34-48960. Your revised disclosure should address and quantify, if possible, your anticipated "significant budget" for marketing activities, as referenced on page 4 as well the expenses associated with being a public company.

Discussion of Six Months ended June 30, 2012 for First Rate California, page 8
Discussion of Six Months ended June 30, 2012 for First Rate Nevada, page 8
Discussion of Year ended December 31, 2011 for First Rate California, page 8
Discussion of Year ended December 31, 2011 for First Rate Nevada, page 8

17. Disclose the primary reasons for changes in your results of operations in the periods presented. For each period presented, revise to: (1) clearly disclose and quantify each material factor that contributed to changes in revenues and operating losses; (2) provide insight into the underlying business drivers or conditions that contributed to these changes; and (3) describe any known trends or uncertainties that have had or you expect may reasonably have a material impact on your operations and if you believe that these trends are indicative of future performance. Please refer to Item 303 of Regulation S-K. For example, we note that both First Rate California and First Rate Nevada generated more revenues during the six months ended June 30, 2012 as compared with the six months ended June 30, 2011, however, each entity posted an operating loss during the six months ended June 30, 2012 as compared with an operating profit during the six months ended June 30, 2011.

Management, page 8

18. With respect to each director and executive officer, identify the name and principal business of each company or organization in which such person has been employed for the last five years. In addition, for each director, include a brief discussion of the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant. See Item 401(e) of Regulation S-K.

19. Please provide the disclosure required by Item 404(d) of Regulation S-K regarding related party transactions.

Risk Factors, page 10

20. Please include a risk factor addressing the fact that your auditors have expressed substantial doubt as to your ability to continue as a going concern.

21. Please include a risk factor regarding the resale restrictions imposed by Rule 144 of the Exchange Act, including those in Rule 144(i), which apply to a former or current shell company.

22. Please include a risk factor addressing your lack of independent directors.

"A substantial portion of the assets of the Company are pledged…," page 14

23. Please quantify the portion of your assets pledged as collateral under these agreements and address the circumstances in which the lenders may foreclose on the collateral.

"The time devoted by Company management may not be full-time," page 14

24. Please disclose the amount of time each officer currently contributes to the company.

Recent Sales of Unregistered Securities, page 15

25. Please revise to specify the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and briefly identify the facts relied upon to make the exemption available as well as the business purpose for each transaction identified herein. See Item 701 of Regulation S-K.

Item 9.01 Financial Statements

26. Please update your financial statements and related disclosures as of September 30, 2012.

27. Please include pro forma financial information reflecting the effects of the mergers completed on November 13, 2012. The pro forma information should also reflect income tax expense on a pro forma basis. Please refer to the provisions of Rule 8-05 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Adams, Staff Accountant at (202) 551-3363 or Terry French, Accountant Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor at (202) 551-3367 or Kathleen Krebs, Special Counsel at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Tony Patel, Esq.
        Lee Cassidy, Esq.